Exhibit 12

Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2012	2013	2014	2015	2016

	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations before losses from equity method investments	$22,307	$(96,254)	$49,592	$56,758	$(485,825)
Add: Fixed charges	119,425	178,723	261,623	250,313	342,346
Less: Capitalized interest	(20,310)	(3,282)	(2,854)	—	(105)
Total earnings	$121,422	$79,187	$308,361	$307,071	$(143,584)

Fixed charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs and debt discount/premium	$94,484	$170,218	$253,048	$244,708	$334,777
Capitalized interest	20,310	3,282	2,854	—	105
Estimated interest portion of rent expense	4,631	5,223	5,721	5,605	7,464
Total fixed charges	$119,425	$178,723	$261,623	$250,313	$342,346
Ratio of earnings to fixed charges	1.0x	(a)	1.2x	1.2x	(a)

(a)
Due principally to large non-cash charges deducted to compute earnings, earnings were less than fixed charges by $99.5 million and $485.9 million for the years ended December 31, 2013 and 2016, respectively.